
FEED YOUR CURLS.
yarok
FEED YOUR ENDS.
FEED YOUR ROOTS.
FEED YOUR VOLUME.
FEED YOUR ENDS.
FEED YOUR HOLD.
FEED YOUR VOLUME.
FEED YOUR MOISTURE.
yarok
FEED YOUR MOISTURE.
FEED YOUR MOISTURE.
yarok
yarok BODY
yarok BODY
yarok BODY

INVEST IN **YAROK**

Plant-Based Beauty Products 100% vegan, free of alcohol, paraben, sulfates and cruelty

yarokhair.com Hudson, NY

Highlights

1. 46%+ growth in Yarok's website sales from 2023 to est. 2024

2. In 2024, Total Advertising Cost of Sales (TACoS) significantly declined from 19% to 11%.

3. Hundreds of five-star reviews across multiple platforms, and a 100% customer satisfaction rating.

4. 229 press mentions from top-tier outlets like Vogue, Sports Illustrated, and Allure.

5. The clean beauty industry is projected to increase to $21+ billion by 2030, with a CAGR of 14.8%.

6. Yarok products have been used by celebrities such as Naomi Watts and Gretchen Mol.

7. ...And styling for major fashion runways by Alexander McQueen, Yohji Yamamoto, and many more.

8. Yarok donates 3% of its profit to support various environmental organizations.

Our Team



Mordechai Alvow Founder and Creative Director of Yarok

Mordechai Alvow's greatest accomplishments include founding Yarok Hair, an eco-conscious, plant-based brand, and establishing himself as a leading celebrity hairstylist focused on holistic wellness and sustainability.



Lexy Parsons Brand Operations Manager

Doctor of Acupuncture & Herbal Medicine.



Nicole Guzman Marketing and Website development

We're GooseWorks, a full-service studio that calls the vibrant Hudson Valley home. We create logos, design consumer packaging, and build websites to help our clients rise above the rest.



Lisa Thorstenson Marketing Strategy and Business Development

Helping small to mid-size businesses grow. Developing and implementing marketing plans to meet goals and objectives. Testing and measuring all tactics along the way!



Adam Schwartz CEO/founder of Knoza

Successful Amazon seller with multiple brands and exits Recognized Amazon subject matter expert



Allen H. Kupetz COO of Knoza

MBA professor Co-founder of the venture capital firm venVelo

Sustainable Beauty for a Better Future

Yarok: Revolutionizing Haircare with Plant-Based, Chemical-Free Formulas Founded by Master Stylist Mordechai Alvow


FEED YOUR MOISTURE.
yarok
FEED YOUR YOUTH.
FEED YOUR ENDS.
FEED YOUR MOISTURE.
moisturize, detangle & protect
CONDITIONER
FEED YOUR YOUTH.
moisturize, detangle & protect
HAIR & SCALP SERUM
FEED YOUR ENDS.
moisturize, detangle & protect
LEAVE-IN CONDITIONER

I founded Yarok, inspired by my passion for creating plant-based, chemical-free hair and skincare products. With years of experience as a master stylist and certified aromatherapist, I saw firsthand the harmful effects of conventional beauty products. Determined to make a difference, I began formulating my own products in my kitchen using high-quality essential oils, food-grade vegan ingredients, and proprietary blends.

The name "Yarok," which means "green" in Hebrew, reflects my commitment to environmental sustainability. All of our products are 100% vegan and free from alcohol, parabens, sulfates, and gluten. Additionally, 3% of our profits support the Pachamama Alliance, helping protect over 10 million acres of Amazon rainforest.

Throughout my career, I've used Yarok products while styling for high-profile clients like Naomi Watts and Gretchen Mol and on major fashion runways for Alexander McQueen and Yohji Yamamoto.

Today, our products are sold through our website, Amazon and wholesale to premium salons and retailers. Our flagship store located in Hudson, New York, offers customers access to our full range of products and services.

meet mordechai

Master Stylist Mordechai Alvow

- Creator of YAROK Hair Care & Plant-Based Beaty Flagship Store
- Certified Aromatherapist
- Green Beauty Guru
- Editorial & Celebrity Hairstylist



Praise for Yarok’s Products

Allure magazine Praised Yarok's **Feed Your Volume Conditioner** for leaving hair "feeling soft, strong, and bouncy," noting its lightweight nature compared to other natural formulas.

ELLE, InStyle, Marie Claire, New York Magazine, and Vogue have all featured my work, highlighting my expertise and the effectiveness of Yarok's products.


organic spa
FINISHING
ÓLEO FILIA
PELO SANO
Nuestros favoritos:
STYLIST
OK!

OUR MISSION and BRAND

At Yarok, we believe that beauty doesn't have to come at the expense of the planet. Our mission has always been to create high-performance, plant-based hair, body, skin and beauty products that are as good for the environment as they are for our customers and their families.

brand promise

- to provide remedies for hair & scalp issues
- to help overcome styling challenges
- offer healthier solutions to beauty for end-users and stylists
- effective products with less negative impact to our planet



FOOD FOR YOUR HEAD | GOOD FOR THE EARTH

Our line offers potent, research-driven blends of organic and natural botanicals formulated to nourish, protect, and heal the scalp, hair, and body. Each product combines premium essential oils known for their aromatic, healing, and restorative properties, creating a holistic approach to hair care.

Our products emphasize sustainability, using fresh, food-grade ingredients that boast a generous shelf life—lasting one year after opening, and up to two years unopened. Our concentrated formula philosophy means customers get highly effective, vegan products that yield a strong value and require minimal packaging, aligning with our commitment to eco-friendly practices.

..............*When we say Feed Your Hair, we mean it literally.*

Yarok's Alchemistic Approach

Each formulation follows an alchemistic process. By understanding each ingredient's unique benefits, we blend thoughtfully to achieve high-performance products rich in vitamins, minerals, and antioxidants. Our ingredients are chosen not only for their effectiveness in enhancing texture and shine but also for their ability to protect, moisturize, and soothe both hair and scalp.

For example:

Yarok's **Feed Your Roots Mousse** uses rice water, known for rich nutrient profile, as its star ingredient, providing all-day volume, texture, and shine. Our **Yarok Body Wash**, enriched with rare tamarind seed extract, offers deep hydration and soothing relief, perfect for sensitive skin.

featured ingredients



jojoba



rosemary



sea buckthorn



evening primrose



aloe vera



rice extract



black currant seed



seaweed



calendula

High in vitamins and minerals, rich in antioxidants, soothing for hot or inflamed conditions, improve texture, shine, and elasticity, protect and moisturize hair and scalp.

Proprietary Ingredient: Structured Vitamin Water Concentrate

Unlike many brands that use plain water, we formulate with Structured Vitamin Water Concentrate (SVWC), a proprietary blend that serving as a reactive agent extends product shelf life and balances pH. Developed with a pioneering Midwest scientist, SVWC stabilizes high-spoilage ingredients like aloe and botanical extracts, using a unique vitamin-enhancement method. SVWC complements the benefits of our essential oils and flower remedies.

Among our additional preservatives are volcanic sand, coconut and catalytic carbon, magnetic stone and ceramic magnets, tenko mineral media (a blend that supports stability and freshness), bakuhan mineral (a Japanese mineral known for its purifying properties), and taicho mineral (a detoxifying mineral that aids in preservation).



THE STORY

Over the years, we've grown from a small, passion-driven idea into a brand with loyal clients worldwide who share our values of sustainability, wellness, and quality.

After launching my first products in 2010, I gradually built the brand primarily using my own funds and have retained full ownership of Yarok. By 2017, Yarok was a well-established small, premium brand with sales of $700,000. Our products were primarily sold to premium salons, specialty retailers such as Bloomingdale's, and 28 locations of Whole Foods market, as well our New York City-based salon.

In 2019, COVID closed many of our salon and retail customers. Not only did COVID affect us directly, it also was the catalyst for an industry-wide shift in the sales of products from salons to online sales.

By 2021, I had successfully pivoted my business from wholesale to the online direct-to-consumer market, which now represented 54% of product sales up from 9% in 2017. Not only did this stabilize sales, but it also improved the company's profitability.

In 2022 as a new father, Mordechai decided to accept a temporary reduction in sales to spend time with my son, and to close our New York City salon and move to the rural town of Hudson, NY.



Historical Sales By Channel
$800,000
$700,000
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
$-
2017
2018
2019
2020
2021
2022
2023
2024
Styling
Website
Wholesale Sales
Amazon

2023: Dramatic Pivot in Channel Strategy, Delivered Dramatic Results

Now fully settled, I directed my focus to our e-commerce strategy.

After the launch of our new website in Q3, we upped our email marketing and promotional campaigns in 2024.

The results:

- A 50% increase in Website sales from Jan-Oct 2023 to Jan-Oct 2024.

In August 2024, we hired Knoza, an Amazon Marketing firm, to manage our Amazon account and ad spend. The results:

- A 26% increase in Amazon Sales from Aug-Oct 2023 to Aug-Oct 2024.

Our marketing investment in 2024 has yielded:

- An impressive increase to $9 of sales for each dollar of marketing spending. Up from $5 in 2023.

Growth: New Products + New Customer



Sales by Channel Projections
$3,000,000
$2,500,000
$2,000,000
$1,500,000
$1,000,000
$500,000
$-
2022
2023
2024
2025
2026
2027
2028
Styling
Website
Wholesale Sales
Amazon
New Products & Markets

We expect that our sales will increase from $470,000 (est.) for 2024 to $2.5 million in 2028, reflecting a cumulative average growth rate of 50%.

This projection reflects our best estimates of the future performance of our new product launches and customer acquisition strategies but does not guarantee this performance.

As we grow, our team of experts blends modern beauty practices with ancient plant wisdom to innovate in clean beauty.

With your investment, we'll continue to lead in sustainable beauty, launching new products and expanding our presence in eco-conscious markets.

Cash Flow Projection

Based on an estimated $124,000 raise, not the minimum raise goal. Cash flow projections assume funds are received in early 2025 and that revenue share will be fully paid out by year-end 2028. Projections are not guaranteed.

	2025	2026	2027	2028
Revenue	$ 814,000	$ 1,504,000	$ 2,062,000	$ 2,458,000
Operating Income	$ (21,000)	$ 171,000	$ 257,000	$ 299,000
Revenue Share Payments	$ 16,000	$ 30,000	$ 41,000	$ 98,000
Income Taxes	$ -	$ 30,000	$ 54,000	$ 50,000
Net Income	$ (37,000)	$ 111,000	$ 162,000	$ 150,000

Projected Investor Returns per $10k Investment

	2025	2026	2027	2028
Annual Distribution	$ 1,290	$ 2,419	$ 3,306	$ 7,903
Distribution to-Date	$ 1,290	$ 3,710	$ 7,016	$ 14,919

Based on an estimated $124,000 raise, not the minimum raise goal. Cash flow projections assume funds are received in early 2025 and that revenue share will be fully paid out by year-end 2028. Projections are not guaranteed.

New Product Development

Our research and product development are ongoing, ensuring each product meets customer expectations and aligns with our eco-friendly values. This thoughtful approach allows us to expand our product line while staying true to our commitment to quality, effectiveness, and sustainability.

Each of these products is designed to cater to our customers' needs for natural, eco-friendly, and high-performance solutions.

1) 73% Certified Organic Liquid Hand Soap

- **Why**: Growing demand for natural and safe hand hygiene products without harsh chemicals.
- **Details**: Formulated with organic, skin-friendly ingredients that clean without stripping moisture.
- **Price Point**: $25 estimated retail price is
- SKUs: 2

2) Plant-Based, Non-Buildup Dry Shampoo

- **Why**: Customers seek a natural, non-residue alternative to traditional dry shampoos.
- **Details**: Made with ingredients like organic rice powder to absorb oil while leaving no buildup.
- **Price Point**: $30 estimated retail price
- SKUs: 1, with potential scent variants in the future.

3) Deep Conditioning Hair Masque for Color-Treated Hair

- **Why**: There's a need for clean, nourishing treatments for color-treated hair that promote shine and hydration.
- **Details**: Rich in botanical extracts to revitalize and protect color without harsh chemicals.
- **Price Point**: $45 estimated retail price
- **SKUs**: 1

4) Deep Conditioning Masque

- **Why**: Addresses customer requests for a weekly deep-conditioning solution for all hair types.
- **Details**: Intense hydration with organic oils and extracts to repair and soften hair.
- **Price Point**: $50 estimated retail price
- **SKUs**: 1


FEED YOUR MOISTURE.
yarok
yarok
FEED YOUR CURLS.
yarok
always
innovating


coming soon

Liquid Hand Soap


coming soon

Dry Shampoo with sifter application



Therascalp Massager

An electronic vibration massager; distributes liquid and massages the scalp using red/ blue light therapy.

coming soon


coming soon

Deep conditioning masque


YOUR VOLUME
FEED YOUR VOLUME
yarok

Launch of Yarok Therascalp: Q1 2025

Scalp care has never been more important, as daily stress and environmental factors can impact hair health. The **Yarok TheraScalp** is an advanced, automated scalp device designed to address these challenges. Combining light therapy and gentle vibration, it effortlessly applies Yarok's nutrient-rich oils and serums directly to the scalp, enhancing their effectiveness. This innovative tool promotes circulation, supports healthy hair growth, and brings professional-level scalp care into your home.

We have identified about a dozen similar products on the market ranging in price from $20 to $250. None of these products carry the same level of brand recognition as Yarok and, with the exception of a couple higher price point products, convey the same level of quality.

Therascalp will be priced between $75-$95 and is designed to use Yarok oils for a complete, nourishing scalp treatment that revitalizes your hair from root to tip.

Your investment funds will finance our inventory of Therascalp and our launch promotional campaign.

Marketing

The results of our marketing investment over the past 1 ½ years has exceeded expectations. With a comparatively modest $50,000 investment in marketing, our online sales have increased from $250,000 in 2023 to $320,000 in 2024, a 67% increase. We are confident that additional investment will yield comparable results.

Our strategy is to increase sales by acquiring new customers and increasing sales to existing customers. We will accomplish this by

- Continuing to invest in our email marketing and promotional program to increase repeat purchases and attract new customers.
- Significantly increase our ad spend on Amazon and other digital platforms.
- Invest in developing our affiliate/influencer program which we recently launched with great success.
- Use this base to promote our new products to our new and existing customers.

Key to Our Profitability: Low Overhead

We have skillfully built and expanded our operations with minimal overhead. The business runs efficiently with a small, dedicated support team and by leveraging partnerships with specialized agencies. We collaborate with two laboratories to ensure top-quality production while keeping costs under control. Thanks to our strong reputation and high-quality products, marketing investments are highly effective, reaching an engaged customer base.

In 2024, Earnings Before Interest and Taxes (EBIT) are projected to be 15% of revenue. While this margin may decrease temporarily as we invest in marketing and new product lines, Yarok anticipates a gradual return to a 15% EBIT by 2028 as these investments drive sustainable growth.

A Profitable, Social Good Investment

At Yarok, our purpose is simple: to create products that are as good for people as they are for the planet. We believe that beauty should not come at the cost of health—yours or the Earth's. That's why each product we develop is crafted with natural, non-toxic ingredients that nourish and protect.

Our commitment goes beyond beauty; it's about leaving a lighter footprint and promoting well-being in everything we do.

We proudly provide consumers with natural, vegan hair care products that are effective and eco-friendly. Our customers seek salon-quality, ethical solutions for their beauty needs—a market segment that's growing rapidly and projected to expand significantly by 2030.

Yarok products are Leaping Bunny certified, and we are proud members of NAHA.

CRUELTY FREE

NAHA

What Is The Leaping Bunny Logo?

The Leaping Bunny Logo is an internationally recognized symbol ensuring that no animal testing was used in developing any product that displays it. Shoppers trust and seek the Leaping Bunny Logo as a reliable mark of cruelty-free products. Over 65% of consumers are more likely to buy products with verified third-party cruelty-free seals like this one.

What Is NAHA?

NAHA (National Association for Holistic Aromatherapy) promotes aromatherapy education and standards in holistic practices. We offer scientifically-backed insights on essential oils for public and professional knowledge.

Giving Back

Pachamama Alliance

With each purchase, Yarok donates 3% of annual profits to the Pachamama Alliance, a non-profit organization that protects over 10 million acres of Amazon rainforests.

Our goals for our investment:

In the past year and half, we have been focused on improving our ecommerce website, testing marketing strategies, and developing new products. The results have exceed our expectations. Our online sales have increased **over 50%** in the past year with a comparatively modest investment in marketing spend.

We are now confident that by launching 4 new products and increasing marketing spending our sales will increase from $470,000 (est.) for 2024 to $2.5 million in 2028, reflecting a cumulative average growth rate of 50%.

By supporting Yarok, you're investing in a healthier, sustainable future for beauty. Join us on this impactful journey!